USA VIDEO INTERACTIVE CORP.

September 22, 2004

04045162

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

/cg
Encl.

dlw 9/29

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

USVO

For release September 22, 2004

Contact: USVO, Inc.
Phone: 860 434 5535 - Ext 125
e-mail: filmtracer@usvo.com

Lightning Media and USVO enter into Digital Watermarking partnership

(Old Lyme, CT – September 22, 2004) - USVO Inc., a wholly owned subsidiary of USA Video Interactive Corp. ("USVO") and supplier of the powerful MediaSentinel™ digital watermarking technology, has entered into a partnership with Lightning Media, a leading Hollywood provider of new media, post-production and DVD replication services.

By using USVO's MediaSentinel workstation, Lightning Media takes a major step in the ongoing fight against piracy by offering a new set of digital watermarking services for studios, television programmers and other clients. "Video piracy is a serious problem for the movie industry with billions of dollars in losses every year," said Edwin Molina, President and CEO of USVO. "The partnership of USVO's MediaSentinel technology with Lightning Media's digital video services provides the entertainment industry a solution to help fight the growing piracy epidemic." These services will be available from Lightning Media starting in mid-October, 2004.

During the initial phase of the relationship, the companies will promote the MediaSentinel watermarking service to Lightning Media studio clients directly and through advertising. In support of these efforts, the companies will collaborate in the development of educational materials that make clear the benefits of watermarking to Lightning Media clients. Through these efforts, the companies also hope to attract new business.

"Lightning Media is excited about our partnership with USVO" states Stephen Buchsbaum, CEO of Lightning Media. "MediaSentinel is the perfect product to aid us in our continuing quest to eliminate piracy. The timing is also ideal as it coincides with our expansion to a new DVD replication facility in Valencia, California. We are delighted to be able to offer our clientele this new way to protect and track their property."

MediaSentinel watermarks contain information that identifies video content when it is subjected to forensic analysis. The watermarks are invisible to human perception, yet are extremely robust, making them able to survive a wide variety of attacks. In addition, MediaSentinel watermarks are virtually impossible to remove without rendering the source video useless.

Video content that has been watermarked with MediaSentinel can be identified even if it has been modified or has escaped from a DRM or conditional access environment. Multiple watermarks can be applied to the same piece of video content; for example, during its initial rendering, again in post-production and then on a DVD glass master.

USVO, a technology-based company established in 1992, is headquartered in Old Lyme, Connecticut. (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF**). Further information available at http://www.usvo.com)

About USA Video Interactive Corp. (USVO)

USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its MediaSentinel™ digital watermarking technology and its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy, and Japan. For more information, visit www.usvo.com.

About Lightning Media

Lightning Media services all duplication and new media needs from Hi-Def and video duplication to DVD authoring and replication, audio and video compression, and internet design and development. Three full service facilities cater to a vast client base ranging from leading motion picture studios, television production companies, independent filmmakers and web video producers to film students and an array of corporate and consumer clients. Lightning Media is committed to exceptional customer service, quality control and "lightning-fast" turnaround; featuring the most advanced and reliable equipment available today. Lightning Media's climate-controlled, triple secure vault is a trusted source for storing master materials. Lightning Media has three full service facilities located in Hollywood, Burbank and Santa Monica, and a new replication facility in Valencia, California. For more information, visit www.lightning-media.com/.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 - 5535; contact@usvo.com